EXHIBIT 12

COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES

The earnings to fixed charges ratio is calculated using the Securities and Exchange Commission guidelines.

(in millions)	Years Ended December 31,
	2003	2002	2001	2000	1999
Earnings as defined for fixed charges calculation:
Pretax income from continuing operations	$381	$363	$360	$317	$315
Fixed charges	87	67	54	103	109

Total earnings	$468	$430	$414	$420	$424

Fixed charges:
Interest on debt, including capitalized portions	$84	$65	$52	$101	$107
Estimate of interest within rental expense	3	2	2	2	2

Total fixed charges	$87	$67	$54	$103	$109

Ratio of earnings to fixed charges	5.4	6.4	7.7	4.1	3.9